Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 19, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Timothy Worthington and Mr. Jeff Long

Re:	Registration Statement of Advanced Series Trust on Form N-14:
File Nos. 333-268451 and 811-05186

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on December 6, 2022 and December 8, 2022. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on November 17, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST Western Asset Emerging Markets Debt Portfolio (the Target Portfolio), a series of the Registrant, scheduled to be held on February 8, 2023.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.Comment: In the Q&A, please include a statement as to the consequences if the vote fails.

Response: The Registrant has added the requested disclosure.

2.Comment: In Question 6 of the Prospectus/Proxy Statement, the Registrant states that "[i]t is expected that approximately 0.7% of the Target Portfolio's holdings will be retained and transferred in kind to the Acquiring Portfolio in connection with the Reorganization." Please clarify that shareholders will bear the costs of disposing of the remaining investments or, in the alternative, please note that the trade commissions referred to in Question 8 Response cover the repositioning of the securities not being transferred in kind.

Response: The Registrant confirms that the trade commissions referred to in Question 8 Response cover the repositioning of the securities not being transferred in kind. The Registrant has reviewed the disclosure and has added a cross referenced to the Response in Question 8.

3.Comment: Please consider moving the paragraph that addresses that the Target Portfolio and the Acquiring Portfolio serve as underlying mutual funds for variable annuity contracts and variable life insurance policies issued by life insurance companies.

Response: The Registrant has reviewed the disclosure and respectfully declines to move the referenced disclosure.

4.Comment: In the "Summary" section of the Prospectus/Proxy Statement, the Registrant notes that Both Portfolios normally invest in issuers of at least three different countries. Please explain what countries we are referring to and whether it is the same or different countries.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given the strategies for the Portfolios is later described in the Prospectus/Proxy Statement. The Registrant submits that it will review the Acquiring Portfolio's principal investment strategy, including with respect to the countries it invests in, in connection with the annual update of the Registrant's Registration Statement on Form N-1A.

5.Comment: Please confirm if the Board unanimously approved the Reorganization. If the Board did not unanimously approve the Reorganization, please explain why the Board did not unanimously approve.

Response: The Registrant has reviewed the disclosure and respectfully submits that the current disclosure is sufficient to meet the applicable requirements of Form N-14. Additionally, the Registrant respectfully submits that there is no requirement in Form N-14 or Form N-1A that requires the requested disclosure.

6.Comment: As it pertains to the Lipper Categories, please add quartile information for the Target Portfolio when discussing the quartile information for the Acquiring Portfolio.

Response: The Registrant has reviewed the disclosure and respectfully declines to make additional modifications as the Registrant believes that the current disclosure in the Prospectus/Proxy Statement provides the relevant information for the Target Portfolio and the Acquiring Portfolio.

7.Comment: The Names Rule (Rule 35d-1) currently requires registered investment companies whose names suggest a focus in a particular type of investment (among other areas) to adopt a policy to invest at least 80 percent of the value of their assets in those investments. Currently, the disclosure notes that the Combined Portfolio invests, under normal circumstances, in fixed income securities of companies located in at least three countries. Please clarify what three countries in order to meet the requires of the Rule 35d-1.

Response: The Registrant affirms that the Combined Portfolio will invest in more than 3 countries outside of the United States. Currently, the Acquiring Portfolio invests in more than 3 countries globally. The Registrant submits that it will review the Acquiring Portfolio's principal investment strategy, including with respect to the countries it invests in, in connection with the annual update of the Registrant's Registration Statement on Form N-1A.

8.Comment: Consistent with Comment 7 above, there are aspects of the disclosure that note there are investments in the United States and three other countries. Please clarify what three countries.

Response: The Registrant confirms that the Combined Portfolio will invest in more than 3 global countries, outside of the United States. The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given the strategies for the Portfolios is later described in the Prospectus/Proxy Statement. The Registrant submits that it will review the Acquiring Portfolio's principal investment strategy, including with respect to the countries it invests in, in connection with the annual update of the Registrant's Registration Statement on Form N-1A.

9.Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type.

Response: The Registrant submits that the existing disclosure addresses the strategies that Portfolio expects to use. Further, the principal investment strategy section of the Statutory Prospectus provides additional details on derivatives and the principal risk disclosure in the statutory Prospectus provides more detailed information about the risks associated with investments in derivatives. As such, the Registrant respectfully submits no additional disclosure is needed. The Registrant respectfully submits that it plans on reviewing and updating the current disclosures pertaining to derivatives in the Prospectus as part of the 2023 annual update, including with respect to the Portfolio's Derivatives Risk Management Program and how derivatives risk is managed.

10.Comment: Please include currency risk disclosure in the Prospectus/Proxy Statement.

Response: The Registrant has added the additional risk disclosure.

11.Comment: Please supplementally explain why the risk disclosure includes equity risk disclosure when the Acquiring Portfolio is a fixed income portfolio. In the alternative, please remove the equity risk disclosure.

Response: The Registrant has reviewed the current disclosures and respectfully submits that risks associated with equity pertain to exposure in capital securities and the potential for other investments in equity securities. The Registrant submits that it will review the Acquiring Portfolio's principal risk disclosures, including the equities risk disclosure, in connection with the annual update of the Registrant's Registration Statement on Form N-1A.

12.Comment: In the "Voting Information" section, please include disclosure on who the Manager uses to solicit such votes and who will pay for those costs.

Response: The Registrant has added the requested disclosure.

Accounting Comments:

13.Comment: Please confirm that the fee tables are current fees and expenses for the Portfolios, and nothing has materially changed.

Response: The Registrant confirms the fee tables include current fees and expenses for all of the Portfolios and nothing has materially changed.

14.Comment: Please review the fee tables and for any waivers, please consider placing the amount in a parenthetical so it is clear that its being subtracted.

Response: The Registrant has reviewed the fee table and has made the requested modification.

15.Comment: Please update the capitalization tables to a date that is within 30 days of the filing.

Response: The Registrant has updated the capitalization table to reflect data as of November 30, 2022.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

Advanced Series Trust

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